Exhibit 2
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 3 November 2006 it acquired 381,111 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 662.6732p per share.